UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Lanvin Group Holdings Limited

(Name of Issuer)

Ordinary Shares, par value $0.000001 per share

(Title of Class of Securities)

G5380J100

(CUSIP Number)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5380J100

1	Names of Reporting Persons Yun Cheng
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 8,651,247 (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 8,651,247 (1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,651,247 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 6.6% (2)
12	Type of Reporting Person (See Instructions) IN

(1)

Represents 8,651,247 ordinary shares, par value $0.000001 per share (“Ordinary Shares”) held by Brilliant Fashion Holdings Limited, which is the settlor of the Issuer’s employee incentive award plan trust with Futu Trustee Limited as the trustee. As the sole director of Brilliant Fashion Holdings Limited, Yun Cheng is the administrator of the Issuer’s employee incentive award plan. In addition, Yun Cheng is the sole shareholder of Creative Fashion Holdings Limited, which holds the sole voting share (Class A ordinary share) of Brilliant Fashion Holdings Limited. Therefore, Yun Cheng has voting power and dispositive power over Ordinary Shares held by Brilliant Fashion Holdings Limited and may be deemed the beneficial owner of such Ordinary Shares.

(2)

The percentage of the class of securities beneficially owned by the reporting person is calculated based on 130,971,070 Ordinary Shares outstanding as of February 9, 2023, as set forth in the Issuer’s registration statement on Form F-1 (File No. 333-269150) filed with the Securities and Exchange Commission on February 9, 2023.

CUSIP No. G5380J100

1	Names of Reporting Persons Brilliant Fashion Holdings Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 8,651,247 (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 8,651,247 (1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,651,247 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 6.6% (2)
12	Type of Reporting Person (See Instructions) CO

(1)	Represents 8,651,247 Ordinary Shares held by Brilliant Fashion Holdings Limited, which is the settlor of the Issuer’s employee incentive award plan trust with Futu Trustee Limited as the trustee.
(2)

The percentage of the class of securities beneficially owned by the reporting person is calculated based on 130,971,070 Ordinary Shares outstanding as of February 9, 2023, as set forth in the Issuer’s registration statement on Form F-1 (File No. 333-269150) filed with the Securities and Exchange Commission on February 9, 2023.

Item 1.

(a)	Name of Issuer:

Lanvin Group Holdings Limited

(b)	Address of Issuer’s Principal Executive Offices:

3701-02, Tower S2, Bund Finance Center

600 Zhongshan Rd East No.2

Shanghai, 200010, China

Item 2.

(a)	Name of Person Filing:

(i) Yun Cheng, a citizen of the People’s Republic of China; and

(ii) Brilliant Fashion Holdings Limited, or Brilliant Fashion, a company established in the British Virgin Islands.

(b)	Address of Principal Business Office or, if None, Residence:

(i) Yun Cheng

The address of the principal business office of Ms. Yun Cheng is located at:

c/o Lanvin Group Holdings Limited

3701-02, Tower S2, Bund Finance Center

600 Zhongshan Rd East No.2

Shanghai, 200010, China

(ii) Brilliant Fashion

The address of the principal business office of Brilliant Fashion is located at:

c/o Lanvin Group Holdings Limited

3701-02, Tower S2, Bund Finance Center

600 Zhongshan Rd East No.2

Shanghai, 200010, China

(c)	Citizenship:

Yun Cheng is a citizen of the People’s Republic of China. Brilliant Fashion was established in the British Virgin Islands.

(d)	Title of Class of Securities:

Ordinary shares, par value $0.000001 per share

(e) CUSIP No.:

G5380J100

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

Reporting person(1)	Amount beneficially owned(1)	Percent of class(2)	Sole power to vote or direct to vote(1)	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of(1)	Shared power to dispose or to direct the disposition of
Yun Cheng	8,651,247	6.6%	8,651,247	0	8,651,247	0
Brilliant Fashion	8,651,247	6.6%	8,651,247	0	8,651,247	0

(1)

8,651,247 Ordinary Shares was held by Brilliant Fashion, which is the settlor of the Issuer’s employee incentive award plan trust with Futu Trustee Limited as the trustee. As the sole director of Brilliant Fashion, Yun Cheng is the administrator of the Issuer’s employee incentive award plan trust. In addition, Yun Cheng is the sole shareholder of Creative Fashion Holdings Limited, which holds the sole voting share (Class A ordinary share) of Brilliant Fashion. Therefore, Yun Cheng has voting power and dispositive power over Ordinary Shares held by Brilliant Fashion and may be deemed the beneficial owner of such Ordinary Shares.

(2)

The percentage of the class of securities beneficially owned by the reporting person is calculated based on 130,971,070 Ordinary Shares outstanding as of February 9, 2023, as set forth in the Issuer’s registration statement on Form F-1 (File No. 333-269150) filed with the Securities and Exchange Commission on February 9, 2023.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2023

Yun Cheng

By:	/s/ Yun Cheng
Name:	Yun Cheng
Title:	Chairman and Chief Executive Officer

Brilliant Fashion Holdings Limited

By:	/s/ Yun Cheng
Name:	Yun Cheng
Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement, dated February 10, 2023, by and among the Reporting Persons.